Exhibit 2.1
FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This First Amendment dated as of November 17, 2008 (this “Amendment”), to the Agreement and Plan of Merger dated July 30, 2008 (the “Merger Agreement”), is between Zones Acquisition Corp., a Washington corporation (“Zac”), and Zones, Inc., a Washington corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Section 7.03 of the Merger Agreement provides that the Merger Agreement may be amended in a writing signed by the parties thereto;

WHEREAS, the Board of Directors, after considering the unanimous recommendation of the Special Committee, has by unanimous action of those directors who voted (i) determined that it is in the best interests of the Company and the shareholders of the Company other than Firoz H. Lalji (”Lalji”), to enter into this Amendment, (ii) approved the execution, delivery and performance by the Company of and the consummation of the transactions contemplated by the Merger Agreement, as amended by this Amendment, including the Merger (the Merger as provided in the Merger Agreement and as so amended by this Amendment shall be referred to as the “Merger”), and (iii) resolved and agreed to recommend adoption of the Merger Agreement, as amended by this Amendment, by the shareholders of the Company upon the terms and subject to the conditions set forth in the Merger Agreement, as amended by this Amendment;

WHEREAS, concurrently with the execution of this Amendment, Lalji and Najma Lalji entered into a Voting and Support Agreement with the Company (the “Voting and Support Agreement”);

WHEREAS, concurrently with the execution of this Amendment, Lalji entered into the amended Limited Guarantee in favor of the Company in connection with the obligations of Zac up to a maximum amount of $5,000,000 plus interest and other collection costs and enforcement expenses ( the “Limited Guarantee”);

WHEREAS, concurrently with the execution of this Amendment, Lalji reaffirmed his Commitment Letter dated July 30, 2008 with Zac (the “Lalji Commitment Letter”); and

WHEREAS, the parties hereto desire to amend the terms of the Merger Agreement and to clarify certain understandings and agreements relating to the Merger Agreement and the transactions contemplated thereby.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Amendment, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto (intending to be legally bound) hereby agree as follows:

1.  AMENDMENT; DEFINITIONS; COMPANY DISCLOSURE SCHEDULES

1.1     Amendment.  The Merger Agreement is amended as set forth in this Amendment. Except as specifically provided for in this Amendment all of the terms and conditions of the Merger Agreement shall remain in full force and effect. Each reference in the Merger Agreement to “hereof,” “hereunder” and “this Agreement” shall, from and after the date of this Amendment, refer to the Merger Agreement, as amended by this Amendment. Any singular term in this Amendment shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Amendment, they shall be deemed followed by the words “without limitation.” Lalji and Najma Lalji are expressly acknowledged to be Affiliates of Zac.  Any request or approval by the Company provided for herein shall include any approval or request made by the Special Committee of the Board of Directors of the Company.

1.2     Definitions. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Merger Agreement.

1.3     Company Disclosure Schedules. The Company Disclosure Schedule is hereby supplemented in the manner set forth in the supplemental disclosure schedule delivered by the Company to Zac immediately prior to the execution of this Amendment (the “Supplemental Company Disclosure Schedule”). Hereafter all references to the “Company Disclosure Schedule” in the Agreement and this Amendment shall mean the Company Disclosure Schedule as supplemented by the Supplemental Company Schedule.

2.  AMENDMENTS TO MERGER AGREEMENT

2.1     Amendment to Recitals. The first recital of the Merger Agreement is amended by deleting “$8.65” and replacing such amount with “$7.00.” All references in the Merger Agreement to the “Merger Consideration” shall refer to “$7.00” in cash.

2.2      Amendment to Section 2.02(a).  Article II, Section 2.02(a) of the Merger Agreement is hereby amended and restated as follows:

“(a)           Paying Agent.  Prior to the Effective Time, Zac shall appoint a bank or trust company that is reasonably satisfactory to the Company to act as paying agent (the “Paying Agent”) for the payment of the aggregate Merger Consideration and shall use its reasonable best efforts to enter into a paying agent agreement with the Paying Agent.  Prior to the Effective Time, Zac shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent, for the benefit (from and after the Effective Time) of the holders of shares that will become Converted Shares at the Effective Time (the “Selling Shareholders”), cash in an amount not less than $35,000,000 (“Closing Payment”) and on January 2, 2009, Zac shall deposit, or cause the Surviving Corporation to deposit, with the Paying Agent cash sufficient to pay the full remaining amount of the aggregate Merger Consideration required to be paid pursuant to Section 2.01(c) (the “Remainder Payment”). All cash deposited with the Paying Agent pursuant to this Section 2.02(a) shall hereinafter be referred to as the “Exchange Fund”.”

2.3      Amendment to Section 2.02(b).  The second sentence of Article II, Section 2.02(b) of the Merger Agreement is hereby amended and restated as follows:

“Each holder of record of one or more Certificates or Book Entry Shares shall, upon surrender to the Paying Agent of such Certificate or Certificates or Book Entry Shares, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, be entitled to receive in exchange therefor the amount of cash to which such holder is entitled pursuant to Section 2.01(c), and the Certificates or Book Entry Shares so surrendered shall forthwith be canceled; provided, however, that, until the Remainder Payment is delivered to the Paying Agent, each Selling Shareholder shall only be entitled to their pro-rata share of the Merger Consideration that has been received by the Paying Agent.”

2.4      Amendment to Section 2.02(d).  The first sentence of Article II, Section 2.02(d) of the Merger Agreement is hereby amended and restated as follows:

“Subject to delivery of the Remainder Payment to the Paying Agent, the Merger Consideration paid upon the surrender of Certificates (or affidavits in lieu thereof) or Book Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Converted Shares.”

2.5      Amendment to Section 2.02(e).  Article II, Section 2.02(e) of the Merger Agreement is hereby amended and restated as follows:

“(e)           Termination of the Exchange Fund.  Subject to delivery of the Remainder Payment to the Paying Agent, any portion of the Exchange Fund which remains undistributed to the Selling Shareholders for twelve months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any Selling Shareholders who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration in accordance with this Article II.”

2.6     Amendments to Section 3.01(h). The first sentence of Article III, Section 3.01(h) of the Merger Agreement is hereby amended and restated as follows:

No broker, investment banker, financial advisor or other Person, other than Cascadia Capital and Houlihan Lokey Howard & Zukin Financial Advisors, Inc., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

2.7     Amendments to Section 3.01(i). Article III, Section 3.01(i) of the Merger Agreement is hereby deleted in its entirety and replaced for convenience with the following:

“Intentionally Omitted”

2.8     Amendment to Section 3.02(c).  The first sentence of Article III, Section 3.02(c) of the Merger Agreement is hereby amended and restated as follows:

“As of the date hereof, the authorized capital stock of Zac consists of 20,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, without par value.”

2.9     Amendments to Section 3.02(d). Article III, Section 3.02(d) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Financing.  Zac has delivered to the Company a true and complete copy, as of the date of this Agreement, of an executed commitment letter or term sheet to provide equity and debt financing to Zac in an aggregate amount set forth therein, subject to the terms and conditions thereof (the “Financing Commitments”), the proceeds of which are sufficient to fund the total Merger Consideration for the Merger and shall be used to consummate the Merger and the other transactions contemplated by this Agreement (the “Financing”).  As of the date of this Agreement, (i) the Financing Commitments are in full force and effect and have not been withdrawn or terminated or otherwise amended or modified in any respect and (ii) Zac is not in breach of any of the terms or conditions set forth therein and no event has occurred which, with or without notice, lapse of time or both, could reasonably be expected to constitute a breach or failure to satisfy a condition precedent set forth in the Commitments.  The Financing Commitments shall not be amended or modified without the Company’s prior consent. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Zac.  As of the date of this Agreement, subject to the accuracy of the representations and warranties of the Company set forth in Section 3.01, Zac has no reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it contained in the Financing Commitments.  Zac has fully paid any and all commitment fees that have been incurred and are due and payable in connection with the Financing Commitments prior to the date of this Agreement.  Subject to the accuracy of the representations and warranties of the Company set forth in Section 3.01(c), the proceeds from the Financing, when funded in accordance with the Financing Commitments, are sufficient for the satisfaction of all of Zac’s obligations under this Agreement, including the payment of the Merger Consideration and the consideration in respect of the Company Stock Options and to pay all related fees and expenses.  Notwithstanding anything in this Agreement to the contrary, the Financing Commitments may be superseded at the option of Zac after the date of this Agreement but prior to the Effective Time by the New Financing Commitments in accordance with Section 5.07. In such event, the term “Financing Commitments” as used in this Agreement shall be deemed to include the New Financing Commitments to the extent then in effect.”

2.10   Amendments to Section 3.02(h). The following shall be added to the end of Article III, Section 3.02(h) of the Merger Agreement:

“Zac acknowledges and agrees that the President, CEO and sole shareholder of Zac also serves as the Chief Executive Officer of the Company and that the representations and warranties contained in Section 3.01 must be read in such context.”

2.11   Amendments to Section 4.01(a). The first paragraph of Article IV, Section 4.01(a) of the Merger Agreement is hereby amended and restated as follows

“(a)           During the period from the date of this Agreement to the Effective Time, except as set forth in Section 4.01(a) of the Company Disclosure Schedule or as contemplated by this Agreement or as consented to in writing in advance by Zac (which consent shall not unreasonably be withheld or delayed and shall be presumed if authorized or approved by the Company’s Chief Executive Officer), the Company shall, and shall cause each of its subsidiaries to, carry on its business in all material respects in the ordinary course and, to the extent consistent therewith, use all commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, key employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it.  In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as otherwise set forth in Section 4.01(a) of the Company Disclosure Schedule or as contemplated by this Agreement, the Company shall not, and shall not permit any of its subsidiaries to, without Zac’s prior written consent (which consent shall not unreasonably be withheld or delayed):”

2.12   Amendments to Section 4.02(f). The first paragraph of Article IV, Section 4.02(f) of the Merger Agreement is hereby amended and restated as follows:

“(f)           Notwithstanding anything to the contrary contained in this Agreement, if, at any time prior to obtaining the Company Shareholder Approvals, the Company receives a Takeover Proposal which the independent members of the Board of Directors of the Company conclude in good faith constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by Zac pursuant to clause (ii) below, the Board of Directors of the Company may (x) effect a Change in Recommendation and/or (y) terminate this Agreement (in accordance with Section 7.01) to enter into a definitive agreement with respect to such Superior Proposal if the independent members of the Board of Directors of the Company determine in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the fulfillment of their fiduciary duties to the shareholders of the Company under applicable Law; provided, however, that the Board of Directors may not effect a Change in Recommendation pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless:”

2.13   Additional Subsection to Section 4.02. The following subsection shall be added to Article IV, Section 4.02(h) of the Merger Agreement:

“(h)           Notwithstanding any other provision of the Merger Agreement to the contrary, during the period beginning on November 17, 2008 and continuing until 11:59 p.m. Seattle, Washington time on November 28, 2008 (the “Second No-Shop Period Start Time”), the Company and its subsidiaries and their respective Representatives shall have the right to: (i) initiate, solicit and encourage, whether publicly or otherwise, Takeover Proposals, including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided that (A) the Company shall promptly provide to Zac any material non-public information concerning the Company or its subsidiaries that is provided to any Person given such access which was not previously provided to Zac and (B) the Company shall not disclose (and shall not permit any of its Representatives to disclose) the terms of the Financing Commitments or the identities of any other potential financing sources for the transactions contemplated by this Agreement to any Person, except to the extent such terms are otherwise publicly available; and (ii) enter into and maintain discussions or negotiations with respect to Takeover Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations.  The parties hereby acknowledge and agree that the initial No-Shop Period Start Time commenced on September 4, 2008 and continued until November 16, 2008 and that all references in Sections 4.02(b) and (d) of the Merger Agreement to the No-Shop Period Start Time shall hereinafter be deemed the Second No-Shop Period Start Time.”

2.14   Amendments to Article V, Section 5.01(c). The first sentence of Article V, Section 5.01(c) of the Merger Agreement is hereby amended and restated as follows:

“(c)           The parties shall endeavor to retain the existing record date of October 6, 2008 and otherwise, use their best efforts, to establish, prior to December 1, 2008, a new record date for, duly call, give notice of, convene and hold a meeting of its shareholders (the “Shareholders’ Meeting”) for the purpose of obtaining the Company Shareholder Approvals; provided, that such date may be extended to the extent reasonably necessary to permit the Company to file and distribute any material amendment to the Proxy Statement as is required by applicable law.”

2.15   Amendments to Article V, Section 5.03(a). Article V, Section 5.03(a) of the Merger Agreement is hereby amended and restated as follows:

“(a)           Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper and advisable to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) satisfy the conditions set forth in Article VI, (ii)  obtain all necessary actions or nonactions, waivers, consents, clearances, and approvals from Governmental Entities and non-governmental third parties and the making of all necessary registrations, notices and filings (including filings with Governmental Entities) and (iii)  obtain all necessary consents, approvals or waivers from third parties (other than the two landlord consents relating to the lease agreements described in Section 3.01(d) of the Company Disclosure Schedules which consents Zac has waived).  The  Company and Zac shall use reasonable best efforts to defend and contest any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay, temporary restraining order, or preliminary injunction entered by any Governmental Entity vacated or reversed.”

2.16   Amendments to Article V, Section 5.04(a). The following sentence shall be added at the end of Article V, Section 5.04(a) of the Merger Agreement:

“Zac acknowledges and agrees that the Surviving Corporation shall also by operation of law assume the obligations with respect to all rights to indemnification provided in Section 5.09.”

2.17   Amendments to Article V, Section 5.04(c). Article V, Section 5.04(c) of the Merger Agreement is hereby amended and restated as follows:

“(c)           For six years after the Effective Time, the Surviving Corporation shall maintain (directly or indirectly through the Company’s existing insurance programs) in effect directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by the directors’ and officers’ liability insurance policy maintained by the Company or its subsidiaries on terms with respect to such coverage and amounts comparable to the insurance maintained currently by the Company or its subsidiaries, as applicable; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to the beneficiaries of the current policies and with carriers having an A.M. Best “key rating” of A+ or better, provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time, and provided, further, that the Surviving Corporation shall first use its reasonable best efforts to obtain from such carriers a so-called “tail” policy providing such coverage and being effective for the full six year period referred to above, and shall be entitled to obtain such coverage in annual policies from such carriers only if it is unable, after exerting such efforts for a reasonable period of time, to obtain such a “tail” policy; and provided, further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement as set forth in Section 5.04(c) of the Company Disclosure Schedule (or, in the case of a “tail” policy obtained pursuant to the preceding proviso, shall not be required to pay an aggregate premium therefor in excess of an amount equal to six times 300% of such last annual premium) and, if the Surviving Corporation is unable to obtain the insurance required by this Section 5.04(c), it shall obtain as much comparable insurance as possible for an annual premium (or an aggregate premium, as the case may be) equal to such maximum amount.”

2.18   Amendments to Article V, Section 5.05(b). Article V, Section 5.05(b) of the Merger Agreement is hereby deleted in its entirety and replaced for convenience with the following:

“Intentionally Omitted”

2.19   Amendments to Article V, Section 5.05(c). Article V, Section 5.05(c) of the Merger Agreement is hereby deleted in its entirety and replaced for convenience with the following:

“Intentionally Omitted”

2.20   Amendments to Article V, Section 5.05(d). Article V, Section 5.05(d) of the Merger Agreement is hereby amended and restated as follows:

“In the event that this Agreement is terminated by the Company pursuant to (i) Section 7.01(d) or (ii) Section 7.01(b)(i); and, at the time of such termination, the conditions set forth in Section 6.01(a)(ii) and (b) and Section 6.02(b) have been satisfied; and, in the case of termination by the Company pursuant to Section 7.01(b)(i), the conditions set forth in Section 6.01(a)(ii) and (b) and Section 6.02 (b) have been satisfied for at least three Business Days prior to such termination, then Zac shall pay to the Company a fee of $5,000,000 (the “Zac Termination Fee”) by wire transfer in immediately available funds no later than two Business Days after such termination by the Company. Contemporaneously with the signing of this Agreement, Lalji is entering into a Limited Guarantee in favor of the Company providing for, upon the terms and subject to the conditions set forth in the Limited Guarantee, the guarantee of the payment obligations of Zac under this Section 5.05(d) in an amount up to the Zac Termination Fee plus related fees and expenses associated with enforcement thereof.  Neither Zac nor its Affiliates shall take any action for the purpose of frustrating the Company’s ability to satisfy the conditions under Section 6.01 or Section 6.02.”

2.21   Amendments to Article V, Section 5.05(e). Article V, Section 5.05(e) of the Merger Agreement is hereby amended and restated as follows:

“(e)           The Company and Zac acknowledge and agree that the agreements contained in this Section 5.05 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company and Zac would not have entered into this Agreement; accordingly, if Zac fails to pay when due the amount payable pursuant to this Section 5.05, and, in order to obtain such payment, the Company commences a suit that results in a judgment against Zac for the amounts set forth in this Section 5.05, Zac shall pay to the Company the Company’s costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the terms set forth in this Section 5.05, from the date such payment was required to be made until the date of receipt by the owed party of immediately available funds in such amount at the prime rate of US Bank, N.A., in effect on the date such payment was required to be made.”

2.22   Amendments to Article V, Section 5.05(f). Article V, Section 5.05(f) of the Merger Agreement is hereby amended and restated as follows:

“(f)           Each of the parties hereto acknowledges that the agreements contained in this Section 5.05 are an integral part of the transactions contemplated by this Agreement and that the Zac Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such termination fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Zac Termination Fee (plus the related costs and expenses contemplated in Section 5.05(e) above) from Zac pursuant to this Section 5.05 shall be the sole and exclusive remedy of the Company and its subsidiaries against Zac hereunder, and any of its former, current or future shareholders, directors, officers, Affiliates or agents for the loss suffered as a result of the failure of the Merger to be consummated, and upon payment of such amount, none of Zac or any of its former, current or future shareholders, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.”

2.23   Amendments to Section 5.07(a). The following shall be added to the end of Article V, Section 5.07(a) of the Merger Agreement:

“For the avoidance of doubt, nothing in this Section 5.07 is meant to treat the Financing as a condition to the obligation of Zac to effect the Merger.”

2.24   Additional Covenant in Article V, Section 5.07(c). The following section shall be added as Article V, Section 5.07(c) to the Merger Agreement:

“(c)           Prior to the Effective Time, Zac shall deposit the Closing Payment (consisting solely of the proceeds from the Financing) with the Paying Agent.  Firoz Lalji shall enter into a limited guarantee in favor of the Shareholder Representatives, on behalf of the Selling Shareholders, providing for, upon the terms and conditions set forth therein, a guarantee of the payment and delivery of the Remainder Payment to the Paying Agent (the “Remainder Payment Guarantee.”)

2.25   Additional Covenant in Article V, Section 5.08. The following section shall be added as Article V, Section 5.08 to the Merger Agreement:

“Section 5.08 Additional Covenants.

(a)            Zac shall provide the Company with copies of the Voting and Support Agreement, the Limited Guarantee, and the Lalji Commitment Letter contemporaneously with the execution of this Agreement, and hereby acknowledges and agrees that, any breach of those agreements (other than a breach by the Company) shall be deemed a breach by Zac hereunder.”

2.26   Additional Covenants in Article V, Section 5.09. The following section shall be added as Article V, Section 5.09 to the Merger Agreement:

“Section 5.09           Shareholder Representative.

(a)            Upon receipt of the Company Shareholder Approvals, and without further action, the Shareholder Representative shall be appointed as the agent and the attorney-in-fact for and on behalf of each and all of the Selling Shareholders, to give and receive notices and communications, to authorize payment of costs and expenses from the Special Expense Fund (defined below), to establish, manage and maintain the Special Expense Account (defined below) and to authorize deposits and withdrawals from the Special Expense Account, to enforce the obligations of Zac, the Surviving Company and their respective Affiliates as contemplated under this Agreement, including with respect to the Remainder Payment Guarantee, and to engage agents and representatives (including accountants and legal counsel). The foregoing authorization shall include without limitation, with respect to each and all of the foregoing matters, the authority to bring claims, to object to claims, to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to such claims, and to take all other actions that are either:  (i) necessary or appropriate in the sole judgment of the Shareholder Representative for the accomplishment of the foregoing matters or (ii) specifically mandated by the terms of this Amendment.  “Shareholder Representative” shall mean the current independent members of the Company’s Board of Directors comprised of the following individuals:  John H. Bauer, Cathi Hatch, William C. Keiper, and Kenneth M. Kirkpatrick, acting as a committee and making decisions by majority vote.   In the event any individual Shareholder Representative is unable or unwilling to continue to serve as Shareholder Representative, and the individuals that comprised of the Shareholder Representative shall be less than two, the remaining Shareholder Representatives shall appoint a new individual to serve as Shareholder Representative.

(b)            The Shareholder Representative, subject only to acting in good faith, shall not be liable for any act done or omitted hereunder or with respect to any matters arising out of or in connection with: (i) the acceptance or administration of the Shareholder Representative’s duties under this Agreement, (ii) the Special Expense Account or (iii) the Special Expense Fund.  Zac and the Surviving Corporation, jointly and severally, shall indemnify the Shareholder Representative and hold the Shareholder Representative harmless against any loss, liability or expense incurred without bad faith on the part of the Shareholder Representative and arising out of or in connection with the acceptance or administration of the Shareholder Representative’s duties under this Agreement, including with respect to the Special Expense Account, the Special Expense Fund, and costs incurred and the reasonable fees and expenses of any legal counsel or advisors retained by the Shareholder Representative.  In the event the Remainder Payment is not deposited with the Paying Agent by January 3, 2009, Zac, the Surviving Company and each Shareholder Representative shall enter into an indemnification agreement substantially in the form of the current indemnification agreement between the Company and each director of the Company, and providing for Zac and the Surviving Corporation to indemnify each person who comprises the Shareholder Representative with respect to all aspects of their duties as Shareholder Representative hereunder.

(c)            Within 2 business days of obtaining the Company Shareholder Approvals, but in no event later than December 30, 2008, Zac shall deposit $100,000 (the “Special Expense Fund”) by wire transfer to an account with a bank selected by the Shareholder Representative (the “Special Expense Account”).  The Special Expense Fund shall be available to the Shareholder Representative for the purpose of paying the costs and expenses (including legal and consultant fees) incurred by the Shareholder Representative on behalf of the Selling Shareholders following the Closing Date with respect to enforcement of the obligations of Zac, the Surviving Corporation or their Affiliates under this Agreement and the Remainder Payment Guarantee.

(d)            The Special Expense Account shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and as directed by the Shareholder Representative.  The Special Expense Fund shall be disbursed to the Surviving Corporation as soon as practicable after receipt of the Remainder Payment.

(e)            The adoption of this Amendment and the approval of the Merger by the Company’s Shareholders shall constitute approval of the arrangements described in this Section 4.2 and all of the arrangements relating thereto, including without limitation the creation of the Special Expense Account and the appointment of the Shareholder Representative for the purposes described in this Amendment, and the right of the Shareholders Representative to make deposits and withdrawals from the Special Expense Account in accordance with this Agreement and in connection with the performance of the Shareholders Representative’s duties under this Agreement.”

2.27   Amendments to Article VI, Section 6.02(a). The last sentence of Article VI, Section 6.02(a) of the Merger Agreement is hereby deleted.

2.28   Amendments to Article VI, Section 6.02(b). The last sentence of Article VI, Section 6.02(b) of the Merger Agreement is hereby deleted.

2.29   Amendments to Article VI, Section 6.02(c). Article VI, Section 6.02(c) of the Merger Agreement is hereby amended and restated as follows:

“(c)           Dissenter’s Rights.  The aggregate number of shares of Company Common Stock at the Effective Time, the holders of which have properly exercised dissenter’s rights under Chapter 23B.13 of the WBCA, shall not equal 20% or more of the shares of Company Common Stock outstanding as of the record date for the Company Shareholders Meeting.”

2.30   Amendments to Article VI, Section 6.02(d). Article VI, Section 6.02(d) of the Merger Agreement is hereby amended and restated as follows:

“(d)          Company Stock Options.  The aggregate number of shares of Company Common Stock subject to purchase upon the exercise of Company Stock Options outstanding immediately prior the Effective Time, shall be less than 200,000 shares (such number of shares being exclusive of  any Company Stock Options: (i) granted after July 30, 2008, (ii) held by Lalji, or (iii) held by any individual who has served as an executive officer of the Company as described in the Company’s proxy statement dated October 17, 2008, and also, exclusive of any irrevocable election to exercise Company Stock Options delivered to the Company at or prior to the Effective Time), subject to appropriate adjustment in the case of stock splits, stock dividends and the like.”

2.31   Additional Condition to Article VI, Section 6.03(c). The following paragraph shall be added to Article VI, Section 6.03(c) of the Merger Agreement:

“(c)           Opinion of Financial Advisors.  The Company shall have received the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock other than Zac, Firoz Lalji Najma Lalji, Natasha Lalji, The Firoz and Najma Lalji Foundation and their Affiliates.”

2.32   Additional Condition to Article VI, Section 6.03(d). The following paragraph shall be added to Article VI, Section 6.03(d) of the Merger Agreement:

“(d)           Receipt of Closing Payment and Remainder Payment Guarantee.  The Paying Agent shall have received the Closing Payment from Zac and the Company shall have received the Remainder Payment Guarantee from Firoz Lalji.”

2.33   Amendments to Article VI, Section 6.04. Article VI, Section 6.04 of the Merger Agreement is hereby amended and restated as follows:

“Frustration of Closing Conditions.  Neither the Company nor Zac or its Affiliates may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.03.”

2.34   Amendments to Article VII, Section 7.01(b)(i) and (ii). Article VII, Section 7.01(b)(i) and (ii) of the Merger Agreement are hereby amended and restated as follows:

“(i)  if the Merger shall not have been consummated on or before December 31, 2008, (the “Outside Date”); provided, that in the event the Company receives a Superior Proposal the outside date shall be extended to the later of February 28, 2008 or the date that the Superior Proposal is terminated; provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party whose breach of a representation, warranty, covenant or agreement in this Agreement has (directly or indirectly) in whole or in material part been a cause of or resulted in the failure of the Merger to be consummated on or before such date nor to any party who has not complied with that party’s obligations under Section 6.04;”

“(ii)  if the Company Shareholder Approvals shall not have been obtained at the Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof provided, however, that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any party whose breach of a representation, warranty, covenant or agreement in this Agreement has (directly or indirectly) in whole or in material part been a cause of or resulted in the failure of the Merger to be consummated on or before such date or to any party who has not complied with their obligations under Section 6.04; or”

2.35   Amendments to Article VII, Section 7.01(c). Article VII, Section 7.01(c) of the Merger Agreement is hereby amended and restated as follows:

“(c)           by Zac if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any condition set forth in Section 6.02 and (ii) is uncured or incapable of being cured by the Company prior to the earlier to occur of (A) 10 calendar days following receipt of written notice of such breach or failure to perform from Zac or (B) the Outside Date; provided, however, that Zac shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if it is then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement that would cause any of the conditions in Section 6.03 not to be satisfied;”

2.36   Amendments to Article VII, Section 7.01(d). Article VII, Section 7.01(d) of the Merger Agreement is hereby amended and restated as follows:

“(d)           by the Company, if Zac shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of any condition set forth in Section 6.03 and (ii) is uncured or incapable of being cured by Zac prior to the earlier to occur of (A) 10 calendar days following receipt of written notice of such breach or failure to perform from the Company or (B) the Outside Date; provided, however, that if Zac shall fail to deliver the Closing Payment to the Paying Agent prior to the Effective Time it shall be deemed a breach of Zac’s obligations under this Agreement thereby entitling the Company to the Zac Termination Fee without requiring any action by the Company, and provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if it is then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement that would cause any of the conditions in Section 6.02 not to be satisfied;”

2.37  Amendments to Article VII, Section 7.02. Article VII, Section 7.02 of the Merger Agreement is hereby amended and restated as follows:

“Section 7.02           Effect of Termination.  In the event of termination of this Agreement by either the Company or Zac as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Zac or the Company or their directors, officers or shareholders, under this Agreement, other than the provisions of Section 5.05, this Section 7.02 and Article VIII, which provisions shall survive such termination; provided, however, that, without limiting the right to receive any payment pursuant to Section 5.05, the Company agrees that, to the extent it has incurred losses or damages in connection with this Agreement, the maximum aggregate liability of Zac shall be limited to an amount equal to $5,000,000, and in no event shall the Company seek to recover any money damages in excess of such amount from Zac or any of their respective Representatives or Affiliates hereunder; and provided, further, that except as specifically provided in the first sentence of 5.05(f) of this Agreement, nothing herein shall relieve the Company from liability for willful and material breach of its covenants or agreements set forth in this Agreement prior to such termination, in which case Zac and/or Zac shall be entitled to all rights and remedies available at Law or in equity.”

2.38   Amendments to Article VIII, Section 8.03(e). Article VIII, Section 8.03(e) of the Merger Agreement is hereby amended and restated as follows:

“(e)           “Material Adverse Change” or “Material Adverse Effect” means any fact, circumstance, change, occurrence or effect that, individually or in the aggregate with all other  facts, circumstances, changes, occurrences or effects, (1) is or would reasonably be expected to be materially adverse to the business, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole and have a financial impact of no less than $7.5 million to the Company or (2) that prevents or materially delays or materially impairs the ability of the Company to consummate the Merger, except for any such facts, circumstances, changes, occurrences or effects arising out of or relating to (i) the announcement or the existence of this Agreement and the transactions contemplated hereby or actions by Zac or the Company required to be taken pursuant to this Agreement, (ii) changes in general economic or political conditions or the financial markets (including prevailing interest rates and stock market levels), (iii) changes in applicable laws, rules, regulations or orders of any Governmental Entity or interpretations thereof by any Governmental Entity or changes in accounting rules or principles (so long as the Company or its subsidiaries are not disproportionately affected thereby), (iv) changes affecting generally the industries in which the Company or its subsidiaries conduct business; (v) any outbreak or escalation of hostilities or war or any act of terrorism, or (vi) any shareholder litigation instituted as a result of any amendment to this Agreement;”

2.39   Amendments to Article VIII, Section 8.07. The last sentence of Article VIII, Section 8.7 of the Merger Agreement is hereby amended and restated as follows:

“Except for (A) following the Effective Time, the rights of the Company’s shareholders to receive the Merger Consideration in accordance with Section 2.01(c), including their rights with respect to the Remainder Payment Guarantee and (B) the provisions of Section 5.04 hereof, this Agreement (including the Schedules) is not intended to and do not confer upon any Person other than the parties hereto any legal or equitable rights or remedies.”

2.40   Amendments to Article VIII, Section 8.10. Article VIII, Section 8.10 of the Merger Agreement is hereby amended and restated as follows:

“Section 8.10           Enforcement; Consent to Jurisdiction.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the Company or any of its subsidiaries were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that prior to the valid and effective termination of this Agreement in accordance with Section 7.01 Zac shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in any state or federal court sitting in the State of Washington.  The parties agree that a breach of Zac’s covenants contained in Section 5.07 will cause irreparable damage to the Company, that the Company has no adequate remedy at law in respect of such breach and, as a consequence, that the covenants contained in Section 5.07 shall be specifically enforceable against Zac and Zac hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants. The parties acknowledge and agree that other than as provided in the preceding sentence, neither the Company nor any of its subsidiaries shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement and their sole and exclusive remedy with respect to any such breach shall be the monetary damages set forth in Section 5.05(d).  Each of the parties hereto (a) irrevocably consents to submit itself to the personal jurisdiction of any state or federal court sitting in the State of Washington in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than any state or federal court sitting in the State of Washington.  Any judgment from any such court described above may, however, be enforced by any party in any other court in any other jurisdiction.”

3.  ADDITIONAL REPRESENTATIONS AND WARRANTIES

3.1     Additional Representations and Warranties of the Company. The Company hereby represents and warrants to Zac as follows:

(a)            The Company has requisite corporate power and authority to enter into this Amendment, to perform its obligations under this Amendment and, subject to receipt of the Company Shareholder Approval, to consummate the transactions contemplated by the Merger Agreement, as amended by this Amendment. The execution and delivery of this Amendment and the consummation of the transactions contemplated by the Merger Agreement, as amended by this Amendment, have been duly and validly authorized by the Board of Directors, and, recommended unanimously by the Special Committee and no other corporate proceedings on the part of the Company are necessary to authorize this Amendment or the consummation of the transactions contemplated by the Merger Agreement, as amended by this Amendment, subject in each case of the consummation of the Merger, to the obtaining of the Company Shareholder Approvals. This Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Amendment by Zac, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

3.2     Additional Representations and Warranties of Zac.  Zac hereby represents and warrants to the Company as follows:

(a)            Zac has all requisite corporate or other power and authority to enter into this Amendment, to perform its obligations under this Amendment and to consummate the transactions contemplated by the Merger Agreement, as amended by this Amendment. The execution, delivery and performance of this Amendment by Zac and the consummation by Zac of the transactions contemplated by the Merger Agreement, as amended by this Amendment, have been duly and validly authorized by Lalji as the sole shareholder of Zac, and no other corporate proceedings on the part of Zac are necessary to authorize this Amendment or the consummation of the transactions contemplated by the Merger Agreement, as amended by this Amendment. This Amendment has been duly and validly executed and delivered by Zac and, assuming the due authorization, execution and delivery of this Amendment by the Company, this Amendment constitutes the valid and binding agreement of Zac, enforceable against Zac in accordance with its terms except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

(b)           As of the date of this Amendment, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Zac, any of its Affiliates or any shareholder set forth on Schedule 2.01(c) to the Merger Agreement on the one hand, and any member of the Company’s management or the Board of Directors (other than Lalji), on the other hand, relating to any payment of fees, compensation or other remuneration associated with a reduction of the Merger Consideration from $8.65 to $7.00.

(c)            Zac hereby agrees and acknowledges that it has received, reviewed and accepted the revised financial projections of the Company furnished in connection with the Financing and this Amendment.

4.  GENERAL

4.1.    Effect of Headings.  The Section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

4.2     Counterparts.  This Amendment may be executed in two counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

4.3     Governing Law.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of Washington, without giving effect to the conflict of law principles that would require the application of the law of another jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this First Amendment to Agreement and Plan of Merger to be signed by its respective officers hereunto duly authorized, all as of the date first written above.

ZONES ACQUISITION CORP.

By:	/s/ Firoz H. Lalji
Name:	Firoz H. Lalji
Title:	President and Chief Executive Officer

ZONES, INC.

By:	/s/ William C. Keiper
Name:	William C. Keiper
Title:	Chair, Special Committee of the Board of Directors of Zones, Inc.